February 8, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael R. Clampitt, Senior Counsel

Re:	First BanCorp.
Registration Statement on Form S-1
Filed December 20, 2011
File No. 333-178645
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
Form 10-K for the Year Ended December 31, 2010
Filed April 15, 2011
File No. 001-14793

Dear Mr. Clampitt:

This letter responds to your letter dated January 13, 2012 to First BanCorp. (the “Corporation”) regarding the above-referenced filings. Set forth below in italics are the comments contained in your letter, together with our responses.

Form S-1 filed December 20, 2011

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X. Please also provide an updated consent from your independent accountants in your next amendment.

Response: We note the updating requirements of Rule 3-12 of Regulation S-X and expect to request the acceleration of the effectiveness of the registration statement prior to February 14, 2012. An updated consent is filed as an exhibit to Amendment No. 1 to the Registration Statement (the “Registration Statement”), which is being filed concurrently with the submission of this response letter.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

Cover page

2. Disclose the offering amount as a percentage of total outstanding common shares.

Response: The cover page has been revised to indicate that the amount being registered represents approximately 90% of the total outstanding shares of common stock of the Corporation.

3. Disclose the number of shares being registered that are owned or controlled by officers, directors, other affiliated persons or their affiliates. Also disclose this information in the Selling Stockholders section.

Response: The cover page and the “Selling Stockholders” section of the Registration Statement have been revised, as needed, to indicate that, of the shares being registered, 102,458,968 shares are beneficially owned by funds that have designated two directors to serve on our Board of Directors and 34,227,696 shares are beneficially owned by the U.S. Treasury. None of the other Selling Stockholders are officers or directors or their affiliates and none of the other Selling Stockholders have any relationships with the Corporation that could be regarded as suggesting that they are affiliates.

Incorporation of Certain Information By Reference, page 1

4. Include the company’s 1934 Act File number.

Response: The “Incorporation by Reference” section of the Registration Statement has been revised to include the Corporation’s 1934 Act file number.

Summary, page 2

5. Provide summary disclosure of terms of the written agreement with regulators, including actions taken by you to comply with those terms and the impact or potential impact on your financial condition and results of operations.

Response: The “Summary” section has been revised to include the following disclosure under “Our Company”:

“The Corporation entered into an agreement with the FED dated June 3, 2010 (the “Written Agreement”) and our subsidiary, FirstBank, agreed to an order issued by the FDIC and the OCIF dated June 2, 2010 (the “FDIC Order,” and together with the Agreement, the “Agreements”). Pursuant to these Agreements, the Corporation and FirstBank agreed to take certain actions designed to improve our financial condition. These actions include the adoption and implementation of various plans, procedures and policies related to our capital, lending activities, liquidity and funds management and strategy. In addition, the Order requires FirstBank to develop and adopt a plan to attain a leverage ratio of at least 8%, a Tier 1 capital to risk-weighted assets ratio of at least

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

10%, and a Total capital to risk-weighted assets ratio of at least 12%, and obtain FDIC approval prior to issuing, increasing, renewing or rolling over brokered deposits. The Agreement also requires the Corporation to obtain the approval of the FED prior to paying dividends, receiving dividends from FirstBank, incurring, increasing or guaranteeing any debt, or purchasing or redeeming any stock; to comply with certain notice provisions prior to appointing any new directors or senior executive officers; and to comply with certain restrictions on severance payments and indemnification.

We have taken the following actions to comply with the Agreements:

•

In July 2010, the Corporation and FirstBank jointly submitted to the FDIC, OCIF and the FED a capital plan, which was revised in March 2011, setting forth how we planned to improve our capital positions to comply with the Agreements. Our issuance of Common Stock in exchange for shares of the Corporation’s preferred stock held by the U.S. Treasury and by public investors and our issuance of Common Stock in private transactions in October 2011, which implemented our capital plan, have significantly improved our capital position, which allows us to continue to pursue strategic initiatives and business objectives that will improve our financial condition.

•

We have deleveraged our balance sheet in order to preserve capital, principally by selling investments and loans and reducing the size of the loan portfolio through the non-renewal of matured commercial loans, mostly temporary loan facilities to the Puerto Rico government, the charge-off of portions of loans deemed uncollectible, and a decrease in loan originations, mainly in construction loans. We beleive these steps have improved the quality of our loan portfolio, thereby improving our financial condition by reducing the level of problem loans that could require additional provisions for loan losses and affect the Corporation’s results of operations.”

Risk Factors, page 5

6. Specifically address in a separate risk factor the risks involved with having increased capital levels required by regulators pursuant to the FDIC Order.

Response: We believe it is likely that FirstBank will be able to continue to comply with the capital requirements of the FDIC Order given its current capital levels, which are well above the minimum levels required by the Order. The minimum capital ratios required by the FDIC Order for FirstBank are 8% for Leverage (Tier 1 Capital to Average Total Assets), 10% for Tier 1 Capital to Risk-Weighted Assets, and 12% for Total Capital to Risk-Weighted Assets. As of December 31, 2011, FirstBank’s capital ratios were 11.52% for Leverage, 15.25% for Tier 1 Capital to Risk-Weighted Assets

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

and 16.58% for Total Capital to Risk-Weighted Assets. FirstBank could classify up to an additional $3.9 billion of assets as risk-weighted assets or have losses of up to $446.3 million without violating the minimum capital levels required by the Order. Consequently, we do not believe that there is a material risk that FirstBank will not be able to comply with the minimum capital levels required by the FDIC Order and have, therefore, not included a specific risk factor relating to the capital levels required by the Order in the Registration Statement. The first risk factor does explain the risk of not complying with the Agreements, however.

7. Add separate risk factor disclosure on both your continuing annual and quarterly losses and on your high proportion and amount of non-performing loans.

Response: The “Risk Factors” section of the Registration Statement has been revised to include the following risk factor:

We have experienced net losses for eleven consecutive quarters and there is no assurance that our high level of non-performing loans will not adversely affect our results from operations.

We have not realized net income since the quarter ended March 31, 2009. Furthermore, even though our level of non-performing loans has decreased for seven consecutive quarters, we still have $1.14 billion in non-performing loans. This $1.14 billion in non-performing loans represents approximately 10.76% of our $10.58 billion loan portfolio. Consequently, this high level of non-performing loans may continue to adversely affect our results from operations.

Selling Stockholders, page 24

8. Identify the selling shareholders that are affiliates of broker-dealers.

Response: The footnotes to the selling stockholder table in the “Selling Stockholders” section of the Registration Statement identify fourteen selling stockholders that are affiliates of broker-dealers. The second paragraph of the “Selling Stockholders” section of the Registration Statement has been revised to state this number and refer to disclosure in the footnotes. The selling stockholders that are affiliates of broker-dealers are:

•	Oaktree Principal Fund V (Delaware), L.P.

•	Oaktree FF Investment Fund AIF (Delaware), L.P.

•	Ithan Creek Investors II USB, LLC

•	Ithan Creek Investors USB, LLC

•	Bay Pond Partners, L.P.

•	Bay Pond Investors USB, LLC

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

•	Wolf Creek Investors USB, LLC

•	Wolf Creek Partners, L.P.

•	Cyrus Opportunities Master Fund II, Ltd.

•	Kortright Opportunity Master Fund, L.P.

•	Cyrus Select Opportunities Master Fund, Ltd.

•	RBB/Schneider Small Cap Value Fund

•	Innocap Fund SICAV plc in respect of Severn River Sub-Fund

•	Fidelity Puritan Trust: Fidelity Low Priced Stock Fund

9. Please ensure that for each entity that is a selling shareholder you identify the person or persons who have voting or investment control over the company’s securities that the entity owns. See Compliance & Disclosure Interpretations of Regulation S-K Question 140.02.

Response: Except as noted below, the footnotes to the selling stockholder table in the “Selling Stockholders” section of the Registration Statement identify the person or persons who have voting or investment control over the securities owned. We have not identified any natural persons at the U.S. Treasury who have voting and investment power given that the U.S. Treasury acquired our Common Stock through the TARP program.

Wellington Management Company, LLP (“Wellington”) has advised us that it does not believe it is appropriate for Wellington to identify a natural person with the power to vote or dispose of the securities to be registered that its affiliated funds beneficially own. Further, it advised us that the SEC staff has agreed with its analysis in this regard. Copies of two response letters dated March 16, 2007 and July 17, 2008 where the staff concurred with Wellington’s analysis are attached as exhibits to this response letter.

10. We note the disclosure on page 24 relating to 2012 changes to board composition so that a majority of the board will be investor designees or independent. If known, advise whether the two new 2012 board seats will be filled by investor designees or independent directors or how the decision will be made.

Response: The Corporate Governance and Nominating Committee will recommend to the Board of Directors director nominees to serve as independent directors to fill the two new board seats. The decision regarding these nominees for the two new board seats will be made by the Board of Directors prior to the solicitation of proxies for the Corporation’s 2012 annual meeting.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

Capitalization, page 35

11. We note in your unaudited pro forma tables on page 36 that as a result of common stock issuances and the conversion into common stock of your Series G Preferred Stock your actual net losses of $88.8 million and $122 million for the nine-months ended September 30, 2011 and fiscal year ended December 31, 2010, respectively, have increased on a pro forma basis to net income of $188 million and $133.4 million, respectively. It appears that this difference is mostly attributable to the conversion of your Series G preferred stock over the fair value of the common stock issued. Please tell us and amend your filing to quantify and separately explain each of the pro forma adjustments that were made to determine the pro forma amounts disclosed in both your capitalization table on page 35 and your pro forma table on page 36.

Response: The Registration Statement includes revised capitalization and pro forma tables, substantially similar to the tables set forth below, that separately identify the pro forma adjustments necessary to reflect the conversion of the Series G preferred stock into common stock, the payment of cumulative dividends on the Series G preferred stock and the issuance of common stock in the capital raise and the rights offering.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

	As of September 30, 2011
	Actual	Conversion of Series G Preferred Stock into common shares		Cumulative dividends on Series G Preferred Stock paid at time of conversion		Capital Raise and Rights Offering		Pro forma
	(in thousands, except share data)
Long term borrowings	$231,959	$—		$—		$—		$231,959
Stockholders’ equity
Preferred stock, $1.00 par value, 50,000,000 shares authorized;
450,195 shares of Series A Preferred Stock outstanding	11,255	—		—		—		11,255
475,987 shares of Series B Preferred Stock outstanding	11,900	—		—		—		11,900
460,611 shares of Series C Preferred Stock outstanding	11,515	—		—		—		11,515
510,592 shares of Series D Preferred Stock outstanding	12,765	—						12,765
624,487 shares of Series E Preferred Stock outstanding	15,612	—		—		—		15,612
424,174 shares of Series G Preferred Stock outstanding, net of discount	367,451	(367,451	)(a)	—		—		—
Common stock, $0.10 par value; 2,000,000,000 shares authorized, 21,963,522 shares issued and 21,303,669 shares outstanding, actual; 205,794,100 shares issued and 205,134,247 shares outstanding, pro forma	2,196	3,294	(b)	—		15,089	(f)	20,579
Treasury stock (at par value)	(66)	—		—		—		(66)
Additional paid-in capital	319,528	86,308	(c)	—		478,372	(g)	884,208
Retained earnings	220,764	277,849	(d)	(26,388	)(e)	—		472,225
Accumulated other comprehensive income-unrealized gain on securities available for sale net of tax
	13,927	—		—		—		13,927

Total stockholders’ equity	986,847	—		(26,388)		493,461		1,453,920

Total Capitalization	$1,218,806	$—		$(26,388)		$493,461		$1,685,879

(a)	Carrying value of the Series G Preferred Stock exchanged for 32.942 million shares of common stock.
(b)	32.942 million shares of common stock issued in exchange for the Series G Preferred Stock, at par value ($0.10 par value per share).
(c)	Excess of the fair value of the 32.942 million new shares of common stock issued in exchange for the Series G Preferred Stock over its par value. The fair value of the new common shares was determined based on the Corporation’s stock market price at the date of conversion ($2.72 per share x 32.942 million shares = $89.602 million).
(d)	Excess of the carrying value of the Series G Preferred Stock over the fair value of the 32.942 million new shares of common stock issued in exchange ($367.451 million carrying value less $89.602 million fair value of new common shares issued at time of conversion = $277.849 million). According to ASC 260-10-S99-2, the excess of the carrying amount of the preferred stock over the fair value of the consideration transferred to the holders of the preferred stock should be added to net earnings to arrive at net earnings available to common stockholders.
(e)	Payment of cumulative dividends on the Series G Preferred Stock required for completion of the conversion of the Series G Preferred Stock into common shares.
(f)	150.889 million of new common shares issued (150 million shares as part of the $525 million capital raise and 0.889 million of shares issued in the Rights Offering) at par value ($0.10 par value per share).
(g)	Difference between proceeds of $528.111 million from the sale of 150.889 million shares of common stock at a price of $3.50 and par value of $15.089 million and estimated issuance costs of $34.650 million.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

	Nine Months Ended September 30, 2011
(In thousands, except per share data)	Actual	Capital Raise and Rights Offering		Cumulative dividends on Series G Preferred Stock paid at time of conversion		Conversion of Series G Preferred Stock into common shares		Pro forma
Net (loss) income attributable to common stockholders	$(88,785)	$—		$(997	)(a)	$277,849	(b)	$188,067
Average common shares outstanding (c)	21,303	150,889		—		32,942		205,134
Net (loss) income per common share	$(4.17)	$3.65	(d)	$—		$1.44	(e)	$0.92
Book value per common share	$26.12	$(20.02	)(f)	$(0.16	)(g)	$0.84	(h)	$6.78

(a)	Cumulative dividends on Series G Preferred Stock paid at the time of conversion corresponding to period between September 30, 2011 and conversion. ($26.388 million payment of cumulative dividends on Series G Preferred Stock at conversion less the portion of such cumulative dividends corresponding to periods up to and including September 30, 2011 of $24.391 million, which was already deducted from net income for earnings per share computation in prior periods). According to ASC 260-10-45-11, income available to common stockholders must be computed, among other things, by deducting the dividends for the period on cumulative preferred stock (whether or not earned) from net income.
(b)	Excess of the carrying amount of the Series G Preferred Stock as of September 30, 2011 over the fair value of new shares of common stock issued in exchange. ($367.451 million carrying value less $89.602 million fair value of new common shares issued at time of conversion = $277.849 million).
(c)	Assumes the issuance of 183.831 million additional shares (150 million shares in the capital raise, 0.889 million shares issued in the Rights Offering, and 32.942 million shares issued in the conversion of the Series G Preferred Stock into common shares) since the beginning of the year.
(d)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increased the denominator of the pro forma EPS calculation and reduced the loss per share by $3.65, from $(4.17) to $(0.52). ($88.785 million net loss attributable to common stockholders/(21.303 million actual average shares + 150.889 million shares issued in the capital raise and rights offering = 172.192 million shares) = $(0.52)).
(e)	The one-time impact of $277.8 million related to the excess of the carrying amount of the Series G Preferred Stock as of September 30, 2011 over the fair value of new common shares and the cumulative dividends resulted in a net increase to the numerator of the EPS calculation, resulting in net income attributable to common stockholders of $188.067 million. Meanwhile, the 32.942 million of new common shares issued in exchange for the Series G Preferred Stock increased the denominator of the EPS calculation. This, combined with shares issued in the capital raise and rights offering, resulted in pro forma earnings per share of $0.92 ($188.067 net income attributable to common stockhoders/205.134 million shares= $0.92), or an additional reduction of $1.44 in the loss per common share with respect to the calculation explained in footnote (d) above.
(f)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increased the numerator and denominator of the pro forma book value per share calculation and reduced the book value per share by $20.02, from $26.12 to $6.10. Common equity increased $493.462 million, from $556.349 million to $1.050 billion pro forma, and the number of common shares increased by 150.889 million, from 21.303 million to 172.192 shares. ($1.050 billion of common equity/172.192 million common shares = $6.10 book value per common share).
(g)	Cumulative dividends paid on the Series G Preferred Stock at the time of conversion of $26.388 million reduced the amount of common equity, or the numerator in the pro forma book value per share calculation. This, combined with proceeds from the capital raise and on the rights offering, resulted in a net increase in common equity of $467.074 million, from $556.349 million to $1.023 billion pro forma and resulted in a pro forma book value per share of $5.94. Pro forma common equity of $1.023 billion/ pro forma common shares of 172.192 million=$5.94, or an additional decrease of $0.16 with respect to the calculation explained in footnote (f) above.
(h)	The conversion of the Series G Preferred Stock for new common shares increased the numerator and denominator of the pro forma book value per share calculation. Common equity increased by $367.451 million (the carrying value of the Series G Preferred Stock) and the number of common shares increased by 32.942 million shares. This, combined with proceeds from the capital raise and the rights offering and the payment of cumulative dividends of the Series G Preferred Stock, resulted in a net increase in common equity of $834.5 million and an increase of 183.831 million of common shares. Pro forma common equity of $1.391 billion/pro forma common shares outstanding of 205.134 million = $6.78, or an increase of $0.84 with respect to the calculation explained in footnote (g) above.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

	Year Ended December 31, 2010
(In thousands)	Actual	Capital Raise and Rights Offering		Cumulative dividends on Series G Preferred Stock paid at time of conversion		Conversion of Series G Preferred Stock into common shares		Pro forma
Net (loss) income attributable to common stockholders	$(122,045)	$—		$(16,903	)(a)	$272,360	(b)	$133,412
Average common shares outstanding (c)	11,310	150,889		—		14,892		177,091
Net (loss) income per common share	$(10.79)	$10.04	(d)	$(0.11	)(e)	$1.61	(f)	$0.75
Book value per common share	$29.71	$(23.17	)(g)	$(0.15	)(h)	$0.74	(i)	$7.13

(a)	Cumulative dividends on Series G Preferred Stock paid at the time of conversion corresponding to periods after December 31, 2010. ($26.388 million payment of cumulative dividends on Series G Preferred Stock at conversion less the portion of such cumulative dividends corresponding to periods up and including December 31, 2010 of $9.485 million which was already deducted from net income for earnings per share computation). According to ASC 260-10- 45-11, income available to common stockholders shall be computed, among other things, by deducting the dividends for the period on cumulative preferred stock (whether or not earned) from net income.
(b)	Excess of the carrying amount of the Series G Preferred Stock as of December 31, 2010 over the fair value of new shares of common stock issued in exchange. ($361.962 million carrying value less $89.602 million fair value of new common shares issued at time of conversion = $272.360 million).
(c)	Assumes the issuance of 150.889 million additional shares (150 million shares in the capital raise and 0.889 million shares issued in the Rights Offering) since the beginning of the year and assumes the conversion of the Series G Preferred Stock into common shares on July 20, 2010 (32.942 million shares x 165/365 days). The convertible Series G Preferred Stock was issued in exchange for the Series F Preferred Stock on July 20, 2010 (no convertible securities were outstanding before this date).
(d)	The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increases the denominator of the pro forma EPS calculation and reduces the loss per share by $10.04, from $(10.79) to $(0.75). ($122.045 million net loss attributable to common stockholders/(11.310 million actual average shares + 150.889 million shares issued in the capital raise and rights offering = 162.199 million shares) = $(0.75)).
(e)	Cumulative dividends paid on the Series G Preferred Stock at the time of conversion corresponding to periods after December 31, 2010 of $16.903 million increased the net loss attributable to common stockholders, the numerator in the pro forma EPS calculation, to $138.948 million. This, combined with the increase in the denominator of the pro forma EPS calculation attributed to common shares issued in the capital raise and the rights offering, resulted in a pro forma loss per share of $0.86, ($138.948 net loss attributable to common stockholders/162.199 million shares = $(0.86)), or an increase of $0.11 in the loss per share with respect to the calculation explained in footnote (d) above.
(f)	The one-time impact of $272.4 million related to the excess of the carrying amount of the Series G Preferred Stock as of December 31, 2010 over the fair value of new common shares and the cumulative dividends resulted in a net increase to the numerator of the pro forma EPS calculation, resulting in a pro forma net income attributable to common stockholders of $133.412 million. Meanwhile, the 32.942 million of new common shares issued in exchange for the Series G Preferred Stock increased the denominator of the pro forma EPS calculation. This, combined with shares issued in the capital raise and rights offering, resulted in pro forma earnings per share of $0.75 ($133.412 net income attributable to common stockhoders/177.091 million shares= $0.75), or an additional reduction of $1.61 in the loss per common share with respect to the calculation explained in footnote (e) above.
(g)

The issuance of 150 million shares in the capital raise and of 0.889 million shares in the Rights Offering increased the numerator and denominator of the pro forma book value per share calculation and reduced the book value per share by $23.17, from $29.71 to $6.54. Common equity increased $493.462 million, from $632.950 million to $1.126 billion pro forma, and the number of common shares increased by 150.889 million, from 21.303 million to 172.192 shares. ($1.126 billion of common equity/172.192 million common shares = $6.54 book value per common share).

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

(h)	Cumulative dividends paid on the Series G Preferred Stock at the time of conversion of $26.388 million reduced the amount of common equity, or the numerator in the pro forma book value per share calculation. This, combined with proceeds from the capital raise and the rights offering, resulted in a net increase in common equity of $467.074 million, from $632.950 million to $1.100/billion pro forma and resulted in pro forma book value per share of $6.39. Pro forma common equity of $1.100 billion/pro forma common shares of 172.192 million = $6.39, or an additional decrease of $0.15 with respect to the calculation explained in footnote (g) above.
(i)	The conversion of the Series G Preferred Stock for new common shares increased the numerator and denominator of the pro forma book value per share calculation. Common equity increased by $361.962 million (the carrying value of the Series G Preferred Stock) and the number of common shares increased by 32.942 million shares. This, combined with proceeds from the capital raise and the rights offering and the payment of cumulative dividends on the Series G Preferred Stock, resulted in a net increase in common equity of $829.0 million and an increase of 183.831 million of common shares. Pro forma common equity of $1.462 billion/pro forma common shares outstanding of 205.134 million = $7.13, or an increase of $0.74 with respect to the calculation explained in footnote (h) above.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Note 20 – Earnings per Common Share, page F-54

12. We note the $55 million favorable impact from the issuance of Series G mandatorily convertible preferred stock in exchange for Series F preferred stock and the related footnote (3). We also note on page F-59 the excess of carrying value of Series F Preferred Stock over fair value of Series G Preferred Stock of $33.6 million that was recorded as a reduction to accumulated deficit and the $1.2 million increase to accumulated deficit related to the issuance of the related new warrant. Please reconcile for us the difference between the $55 million favorable impact with the net change to accumulated deficit disclosed under Exchange Agreement in Note 23.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

Response: There follows a reconciliation of the $55 million favorable impact from the issuance of the Series G mandatorily convertible preferred stock in exchange for Series F Preferred Stock and the $33.6 million net change to accumulated deficit related to the exchange of the Series F Preferred Stock for the Series G Preferred Stock:

Favorable Impact in Retained Earnings from the issuance of Series G Preferred Stock in exchange for Series F Preferred Stock:	(In thousands)
Carrying value of Series F Preferred Stock exchanged ($400 million net of unaccreted discount of $19.025 million)	$380,975
less: Fair value of Series G Preferred Stock issued (424,174 shares with a liquidation value of $1,000 per share = $424.174 million, net of a discount of $76.788 million)	347,386

Excess of carrying value of the Series F Preferred Stock over the fair value of the Series G Preferred Stock	33,589
Fair value adjustment on amended common stock warrant (fair value difference between new and old warrant)	(1,179)

Net increase to retained earnings resulting from the exchange of the Series F Preferred Stock for the Series G Preferred Stock and the amended Warrant	32,410
Dividends granted to the holder of the Series F Preferred Stock, for which the portion corresponding to year 2010 was deducted from net income as part of “Cumulative non-convertible preferred stock dividends (Series F)” in the EPS computation shown in Note 20	24,174	(a)

	56,584
Fair value of new warrant (immaterial error included in EPS calculation)	(1,462	)(b)

	$55,122

(a)	“Cumulative non-convertible preferred stock dividends (Series F)” of $11.618 million shown in Note 20 represents the $24.174 million in dividends granted at the time of the exchange of the Series F Preferred Stock for the Series G Preferred Stock less $12.556 million of cumulative dividends on the Series F Preferred Stock corresponding to periods before 2010 which were already deducted from net income for EPS computation purposes in prior periods. According to ASC 260-10-45-11, income available to common stockholders shall be computed, among other things, by deducting the dividends for the period on cumulative preferred stock (whether or not earned) from net income.
(b)	The reconciliation reflects an immaterial error in the net loss attributable to common stockholders for 2010. This amount, which includes the impact in retained earnings of the accounting for the exchange of the Series F preferred stock for the Series G preferred stock, was overstated by $1.5 million. The Corporation identified this error after the 2010 Form 10-K was filed and determined that it was not material to investors and did not require correction because of the significant net loss for 2010 of $524 million and the significant net loss attributable to common stockholders of $121 million, the non-recurring nature of the error and the fact that the error represented a 1% change to net loss attributable to common stockholders and loss per share.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 6 – Loan Portfolio, page 21

13. Please revise your aging of the loans held for investment portfolio tabular disclosure on page 22 in future filings to further break out the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Response: In future filings, we will revise the aging of the loans held for sale portfolio to segregate amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days following the illustrative example included in ASC 310-10-55-9. Because of our delinquency policy, however, the past due 30-59 days bucket will not include many residential mortgages, commercial mortgages or construction loans.

As described in Note 1 to the Financial Statements, “Nature of Business and Summary of Significant Accounting Policies – Loans,” in our Form 10-K for the year ended December 31, 2010, our delinquency policy states that loans that are past due 30 days or more as to principal or interest are considered delinquent, with the exception of residential mortgages, commercial mortgages and construction loans, which are considered past due when the borrower is in arrears two or more monthly payments. This policy is consistent with the presentation required by the instructions for the preparation of the Call Report and the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) required by the FDIC and Federal Reserve, respectively. Therefore, breaking down the 30-89 days past due bucket to comply with the illustrative example in ASC 310-10-55-9 will result in most of our residential, commercial mortgage and construction delinquent loans being categorized under the 60-89 days category.

Note 7 – Allowance for Loan and Lease Losses and Impaired Loans, page 23

14. We note your disclosure on page 23 that there were no significant purchases of loans during 2011. However, we note from your Consolidated Statement of Cash Flows on page eight that loan purchases for the nine-months ended September 30, 2011 were $118.4 million. Given your actions related to your deleveraging strategy and the recent sales of both performing and nonperforming loan portfolios, please tell us and revise your future filings where appropriate to discuss the types of loans purchased.

Response: Loan purchases of $118.4 million for the first nine months of 2011 were consistent with a strategic program established by the Corporation in 2005 to purchase ongoing residential mortgage loan production from mortgage brokers in Puerto Rico. Given that program, the Corporation continued to purchase residential mortgages from

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

mortgage brokers to maintain those relationships. Generally, the loans purchased from mortgage brokers were conforming residential mortgage loans. Purchases of conforming residential mortgage loans provide the Corporation with the flexibility to retain or sell the loans through whole loan sales or securitization transactions, depending upon whether the Corporation wants to retain high yielding loans and improve net interest margins or generate profits by selling loans. When the Corporation sells such loans, it generally keeps the servicing of the loans. In future filings, we will discuss the type of loans purchased.

15. We note disclosure of your impaired loans rollforward on page 26. Please revise your future filings to disaggregate the line item “loans foreclosed, paid in full and partial payments or no longer considered impaired, net.” Please also provide us with your proposed disclosure as of December 31, 2011.

Response: In future filings, we will disaggregate the line item “loans foreclosed, paid in full and partial payments or no longer considered impaired, net.” We are currently gathering all the necessary information to be included in the 2011 financial statements (Form 10-K); however, the captions comprising our proposed disclosure are reflected in the following draft table:

(In thousands)
Impaired Loans:
Balance at beginning of year
Loans determined impaired during the year
Net charge-offs
Loans sold, net of charge-offs
Loans foreclosed
Loans no longer considered impaired
Paid in full or partial payments

Balance at end of year	$—

16. We note on page 26 that you define the categories that comprise an adversely classified loan. Please revise your tabular presentation of credit quality indicators to separately present these categories (substandard, doubtful, loss) and related balances for each period presented. Please also provide us with your proposed disclosure as of December 31, 2011.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

Response: In future filings, we will disclose the amount of adversely classified loans held for investment by the categories substandard, doubtful, and loss. Our proposed disclosure as of December 31, 2011 and 2010 follows:

	Commercial Credit Exposure-Credit risk Profile based on Creditworthiness category:
	Substandard	Doubtful	Loss	Total Adversely Classified	Total Portfolio
December 31, 2011	(In thousands)
Commercial Mortgage	$414,355	$8,462	$—	$422,817	$1,565,411
Construction	247,560	32,059	2,916	282,535	427,863
Commercial and Industrial	457,927	31,100	1,373	490,400	4,130,516

	Commercial Credit Exposure-Credit risk Profile based on Creditworthiness category:
	Substandard	Doubtful	Loss	Total Adversely Classified	Total Portfolio
December 31, 2010	(In thousands)
Commercial Mortgage	$351,671	$2,168	$21	$353,860	$1,670,161
Construction	310,071	13,204	605	323,880	700,579
Commercial and Industrial	537,618	17,123	4,197	558,937	4,151,764

17. We note the troubled debt restructurings (TDRs) disclosures provided beginning on page 27 as a result of your adoption of ASU 2011-2. Due to the significant balances of TDRs as of September 30, 2011, please address the following:

•	Consider revising your future filings to provide disaggregated quantitative disclosures by loan type and type of concession granted.

•

Disclose your policy for removing loans from TDR classification and confirm whether you have reclassified any loans during each period presented. If so, please quantify these amounts and provide the authoritative guidance you relied upon to support this determination.

•

Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

•	Please revise future flings to provide a roll forward of your TDR’s for each period presented.

•

Please explain the reason for the increased “post-modification outstanding recorded investments” for your TDRs as compared to the “pre-modification of outstanding recorded investments” for some of your loan portfolio segments as disclosed in the table on page 28.

Response: We have reproduced each of the above bullets below and set forth our response to each under the respective bullet.

•	Consider revising your future filings to provide disaggregated quantitative disclosures by loan type and type of concession granted.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

Response: In future filings, we will provide disaggregated quantitative disclosures by type of concession granted for loans that are modified during each period presented and that are classified as TDRs. Our proposed disclosure, which will disclose the carrying value as of December 31, 2011 for loans modified during the year, follows:

Year ended December 31, 2011
	Reduction in interest rate	Extension of maturity date	Combination of reduction in interest rate and extension of maturity	Other
Troubled Debt Restructurings
Residential Mortgage loans	—	—	—	—
Commercial Mortgage Loans	—	—	—	—
Commercial & Industrial Loans	—	—	—	—
Construction Loans	—	—	—	—
Consumer Loans - Auto	—	—	—	—
Finance Leases	—	—	—	—
Consumer Loans - Other	—	—	—	—

Total Troubled Debt Restructurings	—	$—	$—	$—

We are currently in the process of gathering all the necessary information to complete this disclosure for inclusion in the 2011 financial statements (Form 10-K).

•

Disclose your policy for removing loans from TDR classification and confirm whether you have reclassified any loans during each period presented. If so, please quantify these amounts and provide the authoritative guidance you relied upon to support this determination.

•	Please revise future flings to provide a roll forward of your TDR’s for each period presented

Response: Our policy for removing loans from TDR classification is consistent with the guidance provided in ASC 310-40-50-2 that allows for a TDR to be removed from this classification in years following the modification only when the following two circumstances are met:

(i) The loan is in compliance with the terms of the restructuring agreement and, therefore, is not considered impaired; and

(ii) The loan yields a market interest rate at the time of the restructuring. In other words, the loan was restructured with an interest rate equal to or greater than what the Bank would have been willing to accept at the time of the restructuring for a new loan with comparable risk.

If both of the conditions are met, the loan can be removed from the TDR classification in calendar years after the year in which the restructuring took place. A sustained performance period, generally six-months, is required prior to removal from TDR classification.

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

With respect to loan splits, generally, Note A of a loan split is restructured under market terms, and Note B is fully charged-off. If Note A is in compliance with the restructured terms in years following the restructuring, Note A will be removed from the TDR classification.

We are currently in the process of gathering all the necessary information to complete a rollforward of our TDRs for 2011. Our proposed disclosure for the rollforward, which will include the amount of loans removed from the TDRs classification, follows:

Year ended December 31, 2011
Beginning Balance of TDRs
Increases to existing TDRs
New TDRs
Charge-offs post modification
Sales
Removed from TDR classification
Paid-off and partial payments

Ending balance of TDRs

•

Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

Response: The Corporation periodically modifies loans that are not considered TDRs mainly as a customer retention strategy (that is, not because of customers’ financial difficulties). These modifications may include changes in interest rates, conversion of lines of credit to full amortizing term loans and refinancing of balloon payments to remain competitive with market conditions. Adjustments in interest rates in these types of modifications may be made because we believe that the borrower can obtain the same lower rate from another source. The Corporation examines the financial condition of any borrower that approaches it for a modification and obtains all relevant financial information to make an assessment of the borrower’s credit risk.

Residential mortgage loans are refinanced by reducing interest rates and/or extending loan terms (at a rate that equals the current market rate for new debt with similar risk) under broad programs offered to qualifying borrowers, rather than borrowers experiencing financial difficulties. Commercial, commercial mortgage and construction

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

loans are also refinanced by reducing interest rates and extending terms to borrowers who are not experiencing financial difficulties, in order to remain competitive and retain customers that are in good standing. Additionally, the Corporation modifies certain revolving lines of credit and construction loans that were previously interest only and converts them to term loans that amortize principal and pay interest. Finally, the Corporation may provide temporary payment extensions to borrowers experiencing temporary financial difficulties if it concludes that such a modification would not be considered a concession because the delay in payment is not significant.

The following factors, when considered together, may indicate that a restructuring results in a delay in payment that is not significant:

a. The amount of the restructured payments subject to the delay is insignificant relative to the unpaid principal or collateral value of the debt and will result in an insignificant shortfall in the contractual amount due;

b. The delay in timing of the restructured payment period is insignificant relative to any one of the following:

1. The frequency of payments due under the debt;

2. The debt’s original contractual maturity; and

3. The debt’s original expected duration.

We do not track modifications of loans that are modified in the normal course of business and are not designated as TDRs because this is not a required disclosure and such loan modifications are common.

•

Please explain the reason for the increased “post-modification outstanding recorded investments” for your TDRs as compared to the “pre-modification of outstanding recorded investments” for some of your loan portfolio segments as disclosed in the table on page 28.

Response: Some of our loan portfolio segments show increased post modification recorded investment balances compared to pre-modification balances. The main reasons for this are the inclusion in the loan amount after modification of closing costs and fees and additional disbursements. Residential mortgage loans and consumer loan modifications that have higher balances immediately after the modification reflect the refinancing of costs related to the modification. The Corporation does not charge-off these amounts if the cash flow analysis performed

Michael R. Clampitt

U.S. Securities and Exchange Commission

February 8, 2012

for the borrower demonstrates that the client will be able to make all required contractual principal and interest payments, including the financed closing costs. Commercial and commercial mortgage loan modifications that have higher balances immediately after the modification reflect additional disbursements on the loan at the time the modification is closed. These amounts are not charged-off by the Corporation if the cash flow analysis demonstrates that the borrower will be able to fully comply with the required contractual principal and interest payments that include these additional disbursements.

* * * * *

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.

Very truly yours,

/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel

Exhibits

cc:	Linda L. Griggs

Exhibit 1

ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax: 202-756-3333

www.alston.com

Dennis O. Garris	E-mail: dennis.garris@alston.com
Admitted in Ohio.
Application to waive into
DC Bar pending.

March 16, 2007

Chris Windsor, Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wellington Management Company LLP IBERIABANK Corporation’s Form S-3 File No. 333-139984

Dear Mr. Windsor:

We represent Wellington Management Company, LLP (“Wellington Management”) with respect to the above referenced selling shareholder Form S-3 (the “Form S-3”) filed by IBERIABANK Corporation (“IBERIABANK”) and the comment by the Staff that Wellington Management should identify a natural person at Wellington Management in the selling shareholder table. Thank you for taking the time to discuss this matter with me.

You have asked us to follow up our telephone conversation with our analysis in writing. As I mentioned to you, we believe that it would not be appropriate for Wellington Management to list a natural person in the selling shareholder table in the Form S-3. Staff interpretation 4S under the heading “Regulation S-K” in the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations and Staff interpretation 60 in the Manual of Publicly Available Telephone Interpretations (issued in 1997) regarding Item 507 of Regulation S-K make clear that the disclosure required by Item 507 is based upon the beneficial ownership rules in Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under Regulation 13D-G and Section 13(d) of the Exchange Act, Wellington Management is a beneficial owner of the shares it manages for its clients who are listed in

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260

Chris Windsor, Special Counsel

Office of Financial Services

March 16, 2007

the selling shareholder table in the Form S-3. Although Wellington Management does not own more than 5% of the shares of IBERIABANK, if Wellington Management were required to file a Schedule 13D, Wellington Management would be the filing person and would not include any natural persons as a filing person on the Schedule 13D.

As Steve Hoffman, Vice-President and Counsel of Wellington Management, has discussed with you previously, Wellington Management’s structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership. Wellington Management does not have a Chief Investment Officer or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that Wellington Management manages. Because numerous portfolio managers, assisted by others, make investment and voting decisions for the client accounts, beneficial ownership should not be attributed to any single individual within Wellington Management.

Additionally, identifying an individual or individuals in the disclosure would be inconsistent with the nature of the relationship between Wellington Management and its clients. Each client is party to an investment management agreement with Wellington Management. The agreements do not name or appoint any specific individual or individuals to be the portfolio managers of the client accounts, and are not contingent upon any individual or group of individuals serving as portfolio managers. Instead, Wellington Management determines which individual or individuals will serve in such capacity, and is free to modify such arrangements at any time. As such, it is the firm, rather than any individual, that has contractual privity with each client and owes fiduciary obligations to the client. Furthermore, each individual who manages client accounts, including those who are partners of the firm, is an employee of Wellington Management and can be terminated at any time or leave the firm at any time.

We believe that this analysis is consistent with Regulation 13D-G and Section 13(d) of the Exchange Act as well as the Staff’s long-standing interpretations and publicly expressed positions with respect to those regulations. For example, the no-action letter issued to Southland Corporation on August 10, 1987 has been held out as the Staff’s view that if voting or investment power is held by more than one individual in an entity and those individuals may act only by majority vote and not separately, then the individuals would not be deemed to be beneficial owners of the shares held by that entity.

Therefore, we believe it is not appropriate, nor required, to list in the selling shareholder table a natural person at Wellington Management as the beneficial owner. Additionally, Wellington Management is a well-known registered investment advisor. Should an investor want additional information regarding Wellington Management, the investor could obtain the information in Wellington Management’s Form ADV on file with the Commission.

Chris Windsor, Special Counsel

Office of Financial Services

March 16, 2007

Thank you for your timely consideration of this matter. Please let me know when you would like to discuss this further.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (202) 756-3452.

Respectfully submitted,

/s/ Dennis O. Garris

Dennis O. Garris

DOG/ks

cc:	Steve Hoffman, Vice President & Counsel Wellington Management Co., LLP

[WELLINGTON MANAGEMENT COMPANY, LLP LETTERHEAD]

Exhibit 2

July 17, 2008

Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Provident Bankshares Corporation

Registration Statement on Form S-3

File No. 333-125230

Dear Mr. Dundas:

We have been informed by Provident Bankshares Corporation that the Staff has provided a comment in connection with the above-referenced registration statement stating that each selling shareholder who is not a natural person must identify a natural person having voting and investment control over the securities it holds Under Regulation 13D-G and Section 13(d) of the Securities and Exchange Act of 1934, Wellington Management Company, LLP (“Wellington”) is a beneficial owner of the shares it manages for its clients who are listed in the selling shareholder table in the Form S-3. However, we believe that it is not appropriate for Wellington to list a natural person in the table.

We have previously discussed this issue with the Staff in connection with a Form S-3 registration statement filed by IBERIABANK Corporation (File No. 333-139984). Attached is a copy of a letter written by Dennis Garris of Alston & Bird LLP explaining our belief that identifying a natural person would not be appropriate for Wellington. The Staff agreed with our analysis. I confirm that the statements in the letter remain accurate.

Thank you for your timely consideration of this matter. If you have any questions or require any additional information, please do not hesitate to call me (617) 790-7429.

Sincerely,

/s/ Steven M. Hoffman

Steven M. Hoffman

Vice President and Counsel

[ALSTON & BIRD LLP LETTERHEAD]

March 16, 2007

Chris Windsor, Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	WELLINGTON MANAGEMENT COMPANY LLP

IBERIABANK CORPORATION’S FORM S-3

FILE NO. 333-139984

Dear Mr. Windsor:

We represent Wellington Management Company, LLP (“Wellington Management”) with respect to the above referenced selling shareholder Form S-3 (the “Form S-3”) filed by IBERIABANK Corporation (“IBERIABANK”) and the comment by the Staff that Wellington Management should identify a natural person at Wellington Management in the selling shareholder table. Thank you for taking the time to discuss this matter with me.

You have asked us to follow up our telephone conversation with our analysis in writing. As I mentioned to you, we believe that it would not be appropriate for Wellington Management to list a natural person in the selling shareholder table in the Form S-3 Staff interpretation 4S under the heading “Regulation S-K” in the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations and Staff interpretation 60 in the Manual of Publicly Available Telephone Interpretations (issued in 1997) regarding Item 507 of Regulation S-K make clear that the disclosure required by Item 507 is based upon the beneficial ownership rules in Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under Regulation 13D-C and Section 13(d) of the Exchange Act, Wellington Management is a beneficial owner of the shares it manages for its clients who are listed in the selling shareholder table in the Form S-3. Although Wellington Management does not own more than 5% of the shares of IBERIABANK, if Wellington Management were required to file a Schedule 13D, Wellington Management would be the filing person and would not include any natural persons as a filing person on the Schedule 13D.

As Steve Hoffman, Vice-President and Counsel of Wellington Management, has discussed with you previously, Wellington Management’s structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership. Wellington Management does not have a Chief Investment Officer or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that Wellington Management manages. Because numerous portfolio managers, assisted by others, make investment and voting decisions for the client accounts, beneficial ownership should not be attributed to any single individual within Wellington Management.

Chris Windsor, Special Counsel

Office of Financial Services

March 16, 2007

Additionally, identifying an individual or individuals in the disclosure would be inconsistent with the nature of the relationship between Wellington Management and its clients. Each client is party to an investment management agreement with Wellington Management. The agreements do not name or appoint any specific individual or individuals to be the portfolio managers of the client accounts, and are not contingent upon any individual or group of individuals serving as portfolio managers. Instead, Wellington Management determines which individual or individuals will serve in such capacity, and is free to modify such arrangements at any time. As such, it is the firm, rather than any individual, that has contractual privity with each client and owes fiduciary obligations to the client. Furthermore, each individual who manages client accounts, including those who are partners of the firm, is an employee of Wellington Management and can be terminated at any time or leave the firm at any time.

We believe that this analysis is consistent with Regulation 13D-G and Section 13(d) of the Exchange Act as well as the Staff’s long-standing interpretations and publicly expressed positions with respect to those regulations. For example, the no-action letter issued to Southland Corporation on August 10, 1987 has been held out as the Staff’s view that if voting or investment power is held by more than one individual in an entity and those individuals may act only by majority vote and not separately, then the individuals would not be deemed to be beneficial owners of the shares held by that entity.

Therefore, we believe it is not appropriate, nor required, to list in the selling shareholder table a natural person at Wellington Management as the beneficial owner. Additionally, Wellington Management is a well-known registered investment advisor. Should an investor want additional information regarding Wellington Management, the investor could obtain the information in Wellington Management’s Form ADV on file with the Commission.

Thank you for your timely consideration of this matter. Please let me know when you would like to discuss this further. If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (202) 756-3452.

Respectfully submitted,

/s/ Dennis O. Garris

DOG/ks

cc:	Steve Hoffman, Vice President & Counsel

Wellington Management Co., LLP